Exhibit 12.1

SERITAGE GROWTH PROPERTIES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Amounts in thousands)

			July 7, 2015
			(date operations
	Year Ended		commenced) to
	December 31, 2017	December 31, 2016	December 31, 2015
Loss before income taxes (1)	$(120,542)	$(90,504)	$(37,859)
Add:
Fixed charges before preferred stock dividends (2)	83,481	66,853	30,749
Distributions from unconsolidated joint ventures	14,344	15,677	6,733
Subtract:
Capitalized interest	(13,142)	(3,077)	(226)
Equity in loss (income) from unconsolidated joint ventures	7,788	(4,646)	(4,772)

Earnings	$(28,071)	$(15,697)	$(5,375)

Fixed charges:
Interest on indebtedness	61,393	58,230	27,804
Capitalized interest	13,142	3,077	226
Amortization of financing costs	8,719	5,361	2,657
Interest factor in rent (3)	227	185	62
Preferred stock dividends	245	—	—

Combined fixed charges and preferred stock dividends	$83,726	$66,853	$30,749

Ratio of earnings to combined fixed charges and preferred dividends	N/A	N/A	N/A

(1)

Loss before income taxes includes non-cash charges for depreciation and amortization expense and unrealized losses on interest rate cap.  Depreciation and amortization expense included in Loss before income taxes was $262.2 million, $177.1 million and $65.9 million for the year ended December 31, 2017, the year ended December 31, 2016 and the period from July 7, 2015 (date operations commenced) to December 31, 2015, respectively.   Unrealized loss on interest rate cap included in Loss before income taxes was $0.7 million, $1.4 million and $2.9 million for the year ended December 31, 2017, the year ended December 31, 2016 and the period from July 7, 2015 (date operations commenced) to December 31, 2015, respectively.

(2)

Fixed charges exceeded earnings by $111.6 million, $82.6 million and $36.1 million for the year ended December 31, 2017, the year ended December 31, 2016 and the period from July 7, 2015 (date operations commenced) to December 31, 2015, respectively.

(3)	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).